ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
June 20, 2025

Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Mr. Brodsky:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s responses previously submitted in its letter filed with the SEC on June 13, 2025 (the “June 13, 2025 Letter”) regarding the Trust’s Post-Effective Amendment No. 13 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 14 under the Investment Company Act of 1940, as amended (the “1940 Act”), on April 9, 2025 (the “Amendment”) for the purpose of adding two new series: Aristotle Pacific EXclusive Fund Series H and Aristotle Pacific EXclusive Fund Series I (each, a “Fund,” and together, the “Funds”). For your convenience, the Staff’s comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement and the June 13, 2025 Letter.

Prospectus
Comment 1:With respect to the Trust’s response to Staff Comment 2, please clarify in the disclosure the nature of the specific instruments (e.g. asset class, type of instruments) that have characteristics similar to non-investment grade debt that will be part of the Fund’s principal investment strategy, or, if already included in the disclosure, direct the Staff to such instruments.
Response:    The Trust directs the Staff to the following disclosure, which includes the investments with characteristics similar to non-investment grade debt:
“Debt instruments in which the Fund invests focus on corporate bonds and notes, but may also include floating rate loans, and may also be of foreign issuers that are denominated in U.S. dollars.”

For added clarity, the Trust further responds that it will move the applicable sentence so that it is directly adjacent to the reference to non-investment grade debt as follows:

“Debt instruments in which the Fund invests focus on corporate bonds and notes, but may also include floating rate loans, and may also be of foreign issuers that are denominated in U.S. dollars. Non-investment grade debt instruments are typically issued by companies with lower credit quality and are characterized by higher yields, greater price volatility, lower liquidity, and a higher probability of default.”
Comment 2:With respect to the Trust’s response to Staff Comment 3, if the Funds will be heavily invested in any particular sector at launch, please consider adding applicable principal investment strategy and risk disclosure.
Response:    The Trust confirms that the Funds, at commencement of operations, will not be heavily invested in any one particular sector. However, the Trust confirms that to the extent a Fund’s portfolio is concentrated in a particular sector, it will add corresponding principal risk disclosure.
Comment 3:With respect to the Trust’s response to Staff Comment 4, please add a fundamental policy regarding the purchase and sale of commodities, as this is required by Sections 8 and 13 of the 1940 Act and by Item 16(c) of Form N-1A.
Response:    The Trust responds that the Funds will add the following fundamental policy regarding the purchase and sale of commodities:

“(vi) may purchase and sell commodities to the extent permitted by applicable law;”

The Trust will also add the following disclosure under “Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions”:

“With respect to fundamental investment restriction (vi): A Fund is permitted to invest in commodities to the extent permitted under the 1940 Act. Commodities may be deemed to include any commodities contracts (including those with underlying bulk goods, such as grains, metals and foodstuffs), futures contracts and related options, options, and forward contracts. The 1940 Act does not directly limit the Funds’ ability to invest directly in physical commodities. However, the Funds’ direct and indirect investments in physical commodities may be limited by the Funds’ intention to qualify as a RIC under the Code, the Funds’ investment strategy, and other regulatory requirements. Interpretations and guidance provided by the Commission Staff may be taken into account, where deemed appropriate by the Funds, to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the Commission. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change. See also “Derivatives” above and “Taxation” below.”

The Trust lastly confirms it will remove Non-Fundamental Investment Restriction 2. regarding purchase and sale of commodities.
Comment 4:The Staff notes that the proposed Fees and Expenses of the Fund table includes a footnote referencing an operating expenses limitation agreement. It is unclear whether this discussion is intended to reflect a line item in the Fees and Expenses of the Fund table. Please add a line item for the fee waiver and add a corresponding footnote that the waiver will remain in place for at least one year from the effective date of the registration statement and that only the Trust’s Board of Trustees can remove the cap during that year.
Response:    The Trust responds that the Funds do not expect to incur Other Expenses of 0.01% or more through the end of the current fiscal year and, accordingly, will remove Footnote 3 to the Fees and Expenses of the Fund table. The Trust further confirms that should expenses be waived by the Adviser pursuant to the terms of the operating expenses limitation agreement, it will add applicable line items to the Fees and Expenses of the Fund table and a corresponding footnote.

We believe that this submission fully responds to your comments. If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:     J.G. Lallande, Esq.
    Carl Gee, Esq.
    Elizabeth Reza, Esq.